[redacted]

UN
SECURITIES ANI
Washi

08031307

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2008
DIVISION OF MARKET REGULATION

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-27082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

2008 MAR 10 PM 3 2
RECEIVED

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Genworth Financial Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford	CT	06905-4317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rene Cordeau (804) 289-3787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 5 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

4/24/08

OATH OR AFFIRMATION

I, *Enrique M. Vasquez*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Genworth Financial Securities Corporation as of *December 31, 2007*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

President

Title

Subscribed and sworn to before me this
20th day of February, 2008.

Notary Public

OFFICIAL SEAL
DIANA L DEBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/16/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GENWORTH FINANCIAL SECURITIES CORPORATION

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Genworth Financial Securities Corporation:

We have audited the accompanying statement of financial condition of Genworth Financial Securities Corporation (the Company) as of December 31, 2007 and the related statements of income, changes in shareholder's interest, and cash flows for the year ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genworth Financial Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Richmond, Virginia
February 25, 2008

GENWORTH FINANCIAL SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2007

(Dollar amounts in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	11,316
Securities owned at market value		3,645
Goodwill		10,691
Deferred tax asset		1,075
Commission receivables		3,529
Receivable from affiliates		3,854
Other receivables		214
Total assets	$	34,324
Liabilities and Shareholder's Interest		
Liabilities:		
Commissions payable	$	4,082
Payable to affiliates		406
Current income tax payable to affiliate		795
Deferred compensation payable		3,211
Acquisition consideration payable		4,500
Other liabilities		181
Total liabilities		13,175
Commitments and contingencies		
Shareholder's interest:		
Common stock (no par value, 1,000 shares authorized, 100 shares issued and outstanding)		8
Additional paid-in capital		8,941
Retained earnings		12,200
Total shareholder's interest		21,149
Total liabilities and shareholder's interest	$	34,324

See accompanying notes to financial statements.

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Genworth Financial Securities Corporation ("the Company"), an Illinois corporation, was incorporated on March 31, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. On May 17, 2005, the Company changed its name from Terra Securities Corporation. The Company is one of two wholly owned subsidiaries of Genworth Financial Investment Services, Inc. ("GFIS"). GFIS is a direct wholly owned subsidiary of GNA Corporation ("GNA"), which is a direct wholly owned subsidiary of Genworth Financial, Inc. ("Genworth").

Genworth Financial Advisers Corp ("GFAC") is the other wholly owned subsidiary of GFIS. GFAC's Portfolio Advisory Services program offers five portfolio investment options for the Company's nonqualified deferred compensation plan.

The Company is an introducing broker/dealer. According to the Securities and Exchange Commission's Net Capital Rule 15c3-1, an introducing broker/dealer is a firm that receives customer securities for immediate delivery to a clearing firm.

During 2005 the Company purchased the assets and liabilities of C.J.M. Planning Corp., C.J.M. Insurance Brokerage, LLC, and C.J.M. Asset Management, LLC (collectively referred to as "CJM"). As part of the purchase agreement the Company has scheduled payout obligations relating to Variable and Fixed earn-out payments. The total amount paid in 2007 relating to these payout obligations was $653. The Company also recorded $4,500 in goodwill relating to earn-out payout obligations of $3,600 and $900, respectively. These obligations will be settled during 2008.

(b) Revenues and Expenses

The Company sells a broad range of securities and insurance products, including mutual funds and variable annuities from several vendors, to retail customers through registered representatives. Commission income from vendors and expenses to registered representatives related to the sale of these products are recorded on a trade-date basis. In addition, the Company pays a management fee to GFIS for administrative services such as marketing, advertising, personnel support, and facility expenses, which are allocated to GFIS's two subsidiaries in proportion to each company's number of representatives.

The Company derives a portion of its revenues from sales of securities and insurance products issued by affiliated parties. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2007.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(Dollar amounts in thousands)

(d) ***Securities owned***

The Company holds mutual fund investments as trading securities, which are valued at market value.

(e) ***Liabilities Subordinated to Claims of General Creditors***

The Company did not carry liabilities subordinated to claims of general creditors during the year ending December 31, 2007 and, therefore, has not included a statement of changes for such activities.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(g) ***Income Taxes***

The Company currently is included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 14 combined/unitary state income tax returns of Genworth and files separate state income tax returns in 23 states. The Company calculates its state income tax at a rate based on its separate state return filings and its portion of the combined/unitary state return. For 2007, the Company had a blended current state income tax rate of 2.74%.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109, *Accounting for Income Taxes*. The deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

On January 1, 2007, we adopted FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. This guidance clarifies the criteria that must be satisfied to recognize the financial statement benefit of a position taken in our tax returns. The criteria for recognition in the consolidated financial statements set forth in FIN No. 48 require an affirmative determination that it is more likely than not, based on a tax position's technical merits, that we are entitled to the benefit of that position.

(h) ***Deferred Compensation Payable***

Deferred compensation payable represents commissions deferred by agents under a nonqualified deferred compensation plan, plus a return earned by the money market account and/or return earned by one of the five portfolios offered by GFAC's Portfolio Advisory Services program. Each of the five portfolios has different investment objectives as follows: Aggressive Growth, Growth, Growth

(Dollar amounts in thousands)

and Income, Income and Growth, and Income. There were no Company contributions to the deferred compensation plan in 2007.

(i) ***Goodwill***

Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. The Company recognizes an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. The Company uses discounted cash flows to establish fair values. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the business using the relative fair value methodology to measure the gain or loss on disposal.

(j) ***Accounting Pronouncements Not Yet Adopted***

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The adoption of SFAS No. 157 will not have a material impact on our financial statements.

(2) Securities owned

Marketable securities owned consist of mutual fund trading securities at market value, as follows:

Bonds	1,157
Equity	2,488
Total securities owned	3,645

(3) Income Taxes

The total federal and state income tax expense for the year ended December 31, 2007 consisted of the following components:

Current federal income tax expense	$	2,994
Deferred federal income tax benefit		(282)
Subtotal – federal expense		2,712
Current state income tax expense		228
Deferred state income tax expense		(10)
Subtotal – state expense		218
Total federal and state income tax expense	$	2,930

(Dollar amounts in thousands)

The following reconciles the federal statutory tax rate to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	35.00%
State income tax, net of federal benefit	1.75%
Other	(0.53)%
Total federal and state income tax expense	36.22%

The deferred income tax benefit results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred tax assets at December 31, 2007 is $1,075 related to a deferred tax asset on deferred compensation of $1,181 and state deferred tax asset of $79, offset by deferred tax liability on goodwill of ($185). Based on an analysis of the Company's tax position, no valuation allowance for the deferred tax asset was deemed necessary as of December 31, 2007.

As of January 1, 2007 and December 31, 2007 the Company had no unrecognized tax benefits. Accordingly there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2007 balance sheet includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

The Company files U.S. income tax returns (included in the Genworth consolidated returns) and various state and local income tax returns. The Company is no longer subject to U.S. federal income tax examinations for periods prior to 2000, and potential state and local tax examinations for such years are generally restricted to results based on closed U.S. federal examinations. The Internal Revenue Service is currently reviewing the U.S. income tax returns for the 2005 and 2006 tax years. The Company was included in the consolidated income tax returns of its former parent, GE, in 2003 and 2004 before the IPO. These returns are still subject to IRS examination. Certain affiliated company issues from the 2000-2002 audit cycle are pending review by the Joint Committee of Taxation and therefore the tax returns remain open for those years.

(4) Financial Instruments

The financial instruments of the Company are reported in the balance sheets at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(5) Related-Party Transactions

During 2007, the Company incurred expenses of $14,027, to affiliated companies for marketing, administrative, and general office support. These expenses are allocated from GFIS on a pro rata basis.

The Company earned revenue of $9,820 for commissions from affiliate product sales and incurred expenses of $6,987 in commissions for affiliate product sales in 2007.

The Company paid a dividend to GFIS in the amount of $4,500 in 2007.

The Company also recorded a capital contribution of $3,600 from GFIS in 2007, which was subsequently paid on February 22, 2008.

(6) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or the results of its operations.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 3.41 to 1.

Schedule 1

GENWORTH FINANCIAL SECURITIES CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	21,149
Deduction of nonallowable assets:		
Goodwill and other intangible assets		(10,691)
Commission and other receivables		(929)
Receivable from affiliate		(3,854)
Haircut on securities		(736)
Deferred tax asset		(1,075)
Net capital	$	3,864
Total aggregate indebtedness	$	13,175
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		878
Minimum net capital requirements of the Company		50
Net capital requirement		878
Excess net capital – net capital less net capital requirement	$	2,986
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	2,546
Ratio aggregate indebtedness to net capital		3.41 to 1

Note: The above calculation does not materially differ from the computation of net capital under Rule 15c3-1e filed with the Financial Industry Regulatory Authority ("FINRA") as of December 31, 2007.

See accompanying independent auditors' report.

END